UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

                            For September 30, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

         39 Rivalda Road, 2nd Floor, Toronto, Ontario, Canada M9M 2M4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -.]


Commercial Consolidators Corp. announces:
1. The interim receiver, Richter & Partners Inc. ("Richter"), was discharged as interim receiver of those subsidiaries of ZCC over which it was appointed the interim receiver on September 18, 2002.
2. Subject to restructuring, ZCC intends to seek approval for the continued listing of the restructured company with the American Stock Exchange (AMEX).



SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.

   /s/ Peter Cook
Peter Cook, Vice President
Date:   September 30, 2002







Exhibit 99.1
News Release
September 30, 2002

Toronto - September 30, 2002 - Commercial Consolidators Corp. ("ZCC" or the "Company") announces the following:

1. The interim receiver, Richter & Partners Inc. ("Richter"), was discharged as interim receiver of those subsidiaries of ZCC over which it was appointed the interim receiver on September 18, 2002, with the exception of Tri-Vu Interactive Corp. ("Tri-Vu"). Richter expects to be discharged as the interim receiver of Tri-Vu during the week of September 30, 2002. Richter continues to act as the interim receiver of ZCC. ZCC continues to work with MFI Export Finance Inc. and Richter in an effort to restructure the Company.

2. Subject to restructuring, ZCC intends to seek approval for the continued listing of the restructured company with the American Stock Exchange (AMEX) by filing the required pro forma business plan and its Annual Report with the SEC.


ON BEHALF OF THE BOARD OF DIRECTORS

"Peter Cook"
___________________________________
Peter Cook, Vice President

Statements about the Company's future expectations, including future revenues And earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.


Exhibit 99.2
BC FORM 53-901F
September 30, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1  REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
39 Rivalda Road, 2nd Floor
Toronto, Ontario, Canada M9M 2M4

ITEM 2  DATE OF MATERIAL CHANGE

September 27, 2002

ITEM 3  PRESS RELEASE

Issued September 30, 2002 at Vancouver, BC

ITEM 4  SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp.  announces:
1. The interim receiver, Richter & Partners Inc. ("Richter"), was discharged as interim receiver of those subsidiaries of ZCC over which it was appointed the interim receiver on September 18, 2002.
2. Subject to restructuring, ZCC intends to seek approval for the continued listing of the restructured company with the American Stock Exchange (AMEX).


ITEM 5  FULL DESCRIPTION OF MATERIAL CHANGE

1. The interim receiver, Richter & Partners Inc. ("Richter"), was discharged as interim receiver of those subsidiaries of ZCC over which it was appointed the interim receiver on September 18, 2002, with the exception of Tri-Vu Interactive Corp. ("Tri-Vu"). Richter expects to be discharged as the interim receiver of Tri-Vu during the week of September 30, 2002. Richter continues to act as the interim receiver of ZCC. ZCC continues to work with MFI Export Finance Inc. and Richter in an effort to restructure the Company.

2. Subject to restructuring, ZCC intends to seek approval for the continued listing of the restructured company with the American Stock Exchange (AMEX) by filing the required pro forma business plan and its Annual Report with the SEC.

ITEM 6  RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7  OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8  DIRECTOR/SENIOR OFFICER

Contact:     Peter Cook
Telephone:   (416) 512-8299

ITEM 9  STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 30th day of September 2002.

"Peter Cook"
_______________________________
Peter Cook, Vice President